

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Bradley Yourist
Chief Executive Officer
Grapefruit USA, Inc.
10866 Wilshire Boulevard, Suite 225
Los Angeles, CA 90024

> **Re: Grapefruit USA, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 28, 2020**
> **File No. 333-232828**

Dear Mr. Yourist:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2020 letter.

Amendment No. 3 to Registration Statement on Form S-1

Controlled Substance Regulation, page 10

1.   We note you have revised your disclosure to state that you currently manufacture and distribute THC products that are in excess of 0.3% THC. Please clarify whether these products are Schedule 1 controlled substances and the consequence of this classification under federal law. In this regard, we note you disclose on page 16 that "even in states that have legalized the use of marijuana, its sale and use remain violations of federal law." We also note that your revised disclosure that "should the Federal government change its stance on state law compliant cannabis companies and begin to prosecute them under Federal law, you could be subject to enforcement and prosecution" appears inconsistent with your disclosure on page 17 that the Sessions Memo rescinded the Cole Memo and

that federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. Please advise or revise.

Risk Factors

Our business is dependent on laws pertaining to the cannabis industry, page 16

2.   Consistent with your disclosure in the risk factor titled "The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined," please revise this risk factor to reflect the latest guidance issued by former Attorney General Jeff Sessions to the United States Attorney regarding marijuana enforcement on January 4, 2018, including the rescission of the Cole Memorandum.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

3.   It appears that you have removed the critical accounting policies disclosure from your registration statement. Please revise to provide disclosure of your critical accounting estimates similar to what was included in your prior amendment.

4.   Revise to provide an analysis of your results of operations and a discussion of your liquidity and capital resources for all periods for which financial statements are presented in your filing. Refer to Item 303 of Regulation S-K.

     You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Joseph Lucosky